Take Your Shot With Dirty Dill!

Dirty Dill

Dirty Dill's vision is to redefine the flavored spirits experience by bringing bold, savory, and adventurous flavors to drinkers nationwide. We aim to lead the next wave of beverage culture, turning every shot into a memorable moment of fun and excitement.

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$6.50
Share Price

$253.50
Min Investment

📎 SEC Filings   👤 Investor Agreement

This Reg CF offering is made available through PicMii Crowdfunding, LLC (d/b/a Highlander Crowdfunding). This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Opportunity

Pickle shots are evolving from a bar trend into a fast-growing segment within beverage alcohol.

Dirty Dill is at the forefront of this transformation.

As consumers move away from overly sweet, artificial drinks and toward bold, memorable experiences, savory flavor profiles are gaining traction across bars, retail, and social settings. At the same time, the category remains early, fragmented, and largely underdeveloped.

Dirty Dill is helping push that category forward through strong branding, consistent quality, and continuous product innovation.

The opportunity now is to expand distribution, launch new formats, and scale awareness while the category is still taking shape.

This raise supports disciplined growth, new product development, and deeper market penetration without losing what makes Dirty Dill stand out.

Our Vision

Problem: The flavored alcohol market is dominated by overly sweet, artificial options that no longer excite modern consumers. As drinkers increasingly seek bold, authentic, and functional experiences, there is a clear gap for savory alternatives. At the same time, trends like the pickle craze and demand for cleaner, more mindful beverages are rapidly growing, yet few brands are delivering high-quality products that meet these preferences.

Solution: Dirty Dill fills this void with premium pickle-infused shots that offer a bold, savory flavor profile made from natural brine and quality vodka. Sugar-free and electrolyte-enhanced, the brand aligns with modern drinking habits while standing out on shelves. With innovative extensions like a planned THC-infused shot, Dirty Dill is uniquely positioned to lead the next wave of experiential, flavor-forward beverages.

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Market Opportunity

The flavored alcohol market is primed for disruption, with sweet and fruity products dominating shelves while consumer demand shifts toward bold, savory alternatives. Pickle-flavored spirits are a breakout category, growing 29% in sales over the past year—far outpacing the overall beverage alcohol market, which grew just 1%. Additionally, pickle-flavored spirits and mixers saw dollar sales increase by 29% and 24%, respectively.

With 48% of vodka drinkers actively seeking new products, the appetite for innovation is clear. Globally, the **market reached $14.38 billion in 2024** and is projected to **grow at a 3.36% CAGR through 2033**. This creates a strong, scalable opportunity for Dirty Dill to lead the savory movement.

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Reasons to Invest

Explosive Category Growth

Pickle-flavored spirits are growing 29% year-over-year, far outpacing the overall alcohol market's 1% growth, signaling strong and accelerating demand.

Strong Revenue Traction

Dirty Dill has rapidly scaled revenue from $293K in 2024 to $763k in 2025 (260% YOY), with projections of $1.3M in 2026, demonstrating clear product-market fit and momentum.

Scalable Growth Strategy

With rapid multi-state expansion, major distributor partnerships, and innovative products like planned new size formats, a THC pickle shot, pickle hard seltzers, a canned pickle Bloody Mary RTD, and a tequila pickle shot, Dirty Dill is positioned for sustained, high-impact growth.

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Investment Bonuses

Your support goes further here. We've created exclusive bonuses to reward early believers and larger commitments. Explore the perks below and see how you can qualify.

Amount Based

Tier 1
10% Bonus Shares

Invest $2,000.00 or more and receive 10% bonus shares at checkout.

Invest $2,000.00

Tier 2
15% Bonus Shares

Invest $5,000.00 or more and receive 15% bonus shares at checkout.

Invest $5,000.00

Tier 3
20% Bonus Shares

Invest $10,000.00 or more and receive 20% bonus shares at checkout.

Invest $10,000.00

Time Based

Tier 1
10% Bonus Shares

Invest between May 12, 2026 and May 26, 2026 to receive 10% bonus shares at checkout.

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Tier 2
20% Bonus Shares

Invest between May 4, 2026 and May 11, 2026 to receive 20% bonus shares at checkout.

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About Us

Discover who we are, how we operate, and where we're headed. In this section, you can explore the business model, traction to date, financial highlights, and meet the team behind the vision.

🔍 BUSINESS OVERVIEW

Dirty Dill is a fast-growing flavored spirits brand redefining the shot experience through bold, savory innovation.

Built around pickle-infused vodka, the company offers a differentiated alternative to the oversaturated sweet and fruity alcohol market.

The product lineup — including Dill Pickle, Spicy Habanero Pickle, Pickle Bloody Mary and Spicy Pickle Bloody Mary variants — is crafted using natural brine, premium corn vodka, and a refined process that ensures consistent quality and authentic flavor.

Positioned across multiple trends:
- Functional beverages
- Flavor experimentation
- The growing pickle movement

Dirty Dill appeals to a wide range of consumers, from social drinkers to more mindful, ingredient-conscious buyers.



⬚ TRACTION & MILESTONES

Dirty Dill has demonstrated strong early traction and rapid execution, positioning itself as a rising player in the flavored spirits category. Within months of launch, the brand expanded into more than a dozen states and secured partnerships with major wholesalers, enabling broad and efficient distribution. This momentum is reflected in both sales growth and consistent market demand, with strong reorder activity across key regions.

- Revenue grew from $293K in 2024 to $763K in 2025, with $1.5M projected in 2026
- Selling in 20+ states and expanding to an additional 10 in 2026.

- Secured distribution with RNDC, Johnson Brothers, Breakthru, and Mexcor
- High-velocity sales and repeat orders in markets like Texas, Missouri, and California

With a solid foundation and clear upward trajectory, Dirty Dill is building both brand awareness and retail presence at an accelerated pace.



🛒 BUSINESS MODEL

Dirty Dill operates a direct-to-retail and distributor-driven business model designed for rapid scalability and strong market penetration. The company partners with top U.S. wholesalers —including RNDC, Johnson Brothers, Breakthru, and Mexcor—to place its products in bars, retail, and convenience stores across multiple states. This approach ensures broad reach while minimizing overhead and leveraging distributor networks for efficient logistics.

Revenue is generated through the sale of its core pickle-infused vodka shots in multiple flavors and sizes, with future extensions—including THC shots, pickle seltzers, and canned Bloody Marys— planned to expand the portfolio and diversify income streams. By combining a high-velocity, repeat-purchase product with a unique flavor differentiation, Dirty Dill's business model balances strong margins, rapid pull-through, and the ability to scale nationally while capitalizing on emerging beverage trends.

Our Team



Dan Graves is the co-founder and CEO of Dirty Dill. His passion for entrepreneurship began in college in...
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Daniel Graves
CEO   in



Warren Wood is the Co-founder and COO of Dirty Dill, bringing over a decade of experience in the CPG and...
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Warren Wood
COO   in



Sam joined Dirty Dill in early 2023 as the company's first employee, stepping into a single role as Sale...
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Sam Swartz
VP of Sales   in

Financial Snapshot

Explore key figures that highlight our financial position and growth potential.

📈	💲	📉	🚚
$850,000.00	**$68,803.00**	**$15,000.00/mo**	**5 months**
Revenue	Cash in Hand	Burn Rate	Runway
🗄	📄	👥	🏷
$376,015.00	**$118,172.00**	**5**	**3,500**
Assets	Debt	Employees	Customers

*Dirty Dill would like to keep all fields marked 'zero' confidential. Details will be provided to confirmed investors upon request.

Investment Details

Explore key details of our raise, including terms, valuation, and planned use of funds.

◎ **Term** > Overview of offering structure and key investment details.	
⚘ **Valuation** > Company value guiding investment terms and security type.	
◎ **Use of Proceeds** > How the company plans to use raised funds.	
◔ **SEC Filings** > Access full regulatory filings for complete offering details.	

Terms

Security Type
Equity

Security Price
$6.50

Min Investment
$253.50

Raise Target
$9,997.00 -
$499,999.50

Offering Minimum: $9,997.00 | 1,538 units
Offering Maximum: $499,999.50 | 76,923 units
Type of Security Offered: Class B Units
Purchase Price of Security Offered: $6.50 per unit
Minimum Investment Amount (per investor): $253.50 | 39 Class B Units

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $253.50. The Company must reach its Target Offering Amount of $9,997.00 by September 31st, 2026 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $9,997.00 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

NOTE TO INVESTORS ABOUT THE SPV

Regulation Crowdfunding allows an issuer to use a special purpose vehicle, or SPV. The technical legal term is a "crowdfunding vehicle."

In this case, while the name of the Company itself is Dirty Dill LLC, the name of the SPV is Dirty Dill SPV, LLC. You and all the other Regulation Crowdfunding investors will invest in Dirty Dill SPV, LLC and Dirty Dill SPV, LLC will, in turn, use your money to invest in Dirty Dill LLC Hence, Dirty Dill SPV, LLC will be reflected as one investor in Dirty Dill LLC.

Dirty Dill LLC believes this structure – with one investor rather than many – will make it easier to raise additional capital in the future because the Offering will leave the Company with only one investor on its capitalization table.

Dirty Dill SPV, LLC will conduct no business other than to invest in Dirty Dill LLC The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. Dirty Dill SPV, LLC will be managed by the Company itself. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

Although Dirty Dill LLC is a corporation, you will be an owner of Dirty Dill SPV, LLC, which is a limited liability company. Hence, you will receive IRS Form K-1 for tax reporting purposes.

All the information about "the Company" in this Form C refers to Dirty Dill LLC, not to Dirty Dill SPV, LLC unless otherwise indicated.

NOTE TO INVESTORS: As explained above, you will invest in Dirty Dill SPV, LLC, not in the Company directly. You will receive an interest in Dirty Dill SPV, LLC called "Investor Shares" while Dirty Dill SPV, LLC will receive shares of Common Shares issued by the Company. The governing documents of Dirty Dill SPV, LLC, being its Certificate of Formation and Limited Liability Company Agreement (EXHIBIT E and EXHIBIT G), and the Investor Shares to be issued to you from Dirty Dill SPV, LLC, are intended to put you in the same position as if you had purchased shares of Common Shares directly from the Company.


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Investor FAQs

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Understanding the Raise

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Risks & Returns

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After Investing

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Compliance & Security

Is my personal and financial information secure?   ⌄

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What happens if we don't reach our minimum funding target?

Where can I learn more about this raise?

Risks & Returns

What are the risks of investing in early-stage opportunities?

When and how could I see a return on my investment?

Is my investment liquid? Can I sell my shares?

After Investing

What happens to my money after the raise ends?

How do I track my investment over time?

Will I receive updates from Dirty Dill SPV, LLC on my investment?

Are there tax implications resulting from my investment?

Compliance & Security

Is my personal and financial information secure?

What happens if I run into an issue with my investment?

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WHEN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING. THIS INCLUDES ANALYZING THE MERITS AND RISKS INVOLVED WITH INVESTING IN THE OFFERING. INVESTMENTS ON HIGHLANDER AI ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK. THIS RISK INCLUDES THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. INVESTMENTS ARE NOT INSURED BY THE FDIC, SIPC, OR ANY OTHER GOVERNMENT AGENCY AND MAY BE LONG-TERM OR NON-TRANSFERABLE.

Important Information
Unless otherwise stated, all securities-related activity is conducted by PicMii Crowdfunding (d/b/a Highlander Crowdfunding), a funding portal registered here with the U.S. Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Highlander Crowdfunding is not a registered broker-dealer, and all escrow services are handled by Enterprise Bank and Trust and Luminate Bank, registered escrow agents.

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Highlander Crowdfunding is compensated with an up-front fee and a percentage of funds raised in each offering. Fees vary between offerings, and investors should review the applicable Form C on each offering page for full fee disclosures.

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